Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of MAKO Surgical Corp. for the registration of $50,000,000 of its debt securities, common stock, preferred stock, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated March 10, 2009, with respect to the financial statements of MAKO Surgical Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Certified Public Accountants

Fort Lauderdale, Florida

May 11, 2009